SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
     AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

Daisytek International Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

234053106
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                                  SCHEDULE 13D
Page 9 of 8

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  159,000

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  159,000

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  159,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  159,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  159,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  159,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  159,000

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  159,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  159,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  .9%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Daisytek International Corporation (the "Issuer") beneficially owned by Elliott Associates, L.P. ("Elliott"), Westgate International, L.P. ("Westgate") and Elliott International Capital Advisors, Inc. ("International Advisors," and together with Elliott and Westgate, the "Reporting Persons") as of July 31, 2000 and amends and supplements the Schedule 13D dated June 9, 2000, as amended on June 12, 2000 and June 16, 2000 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,978,040

         The source and amount of funds used by Westgate in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,110,539

ITEM 5.  Interest in Securities of the Issuer.

         (a)  Elliott   beneficially   owns  159,000  shares  of  Common  Stock,
constituting .9% of all of the outstanding shares of Common Stock.

         Westgate and International Advisors beneficially own an aggregate of 159,000 shares of Common Stock, constituting .9% of all of the outstanding shares of Common Stock.

         (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

         Westgate has the shared power with International Advisors to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Westgate. Information regarding each of Westgate and International Advisors is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.







         (c) The following transactions were effected by Elliott during the past sixty (60) days:


                                              Approx. Price per
                          Amount of Shs.      Share (excl. of
Date          Security    Bought (Sold)       commissions)
----          --------    -------------       ------------------
6/14/00       Call Opt      (12,500)              $ 1.56*
6/14/00       Put Opt       (12,500)              $ 1.31*
6/20/00       Call Opt       18,000               $  .38*
6/21/00       Common         (2,000               $10.31
6/21/00       Common        (21,500)              $ 9.71
6/22/00       Common         (5,450)              $ 9.94
6/23/00       Common         (1,600)              $ 9.88
6/26/00       Common         (1,800)              $ 9.13
6/27/00       Common         (5,000)              $ 8.69
7/07/00       Common         (1,000)              $ 6.50
7/12/00       Common         20,000)              $ 6.11
7/12/00       Common         15,000)              $ 6.00
7/13/00       Common         (1,250)              $ 6.50
7/13/00       Common         (5,000)              $ 6.50
7/14/00       Common        (75,000)              $ 6.58
7/14/00       Put Opt         6,900               $ 7.50*
7/14/00       Put Opt        28,000               $ 1.26*
7/14/00       Put Opt        41,000               $ 1.30*
7/18/00       Common       (150,000)              $ 7.08
7/19/00       Comm          (50,000)              $ 7.38
7/20/00       Co            (75,000)              $ 7.06
7/21/00       Commo          (2,500)              $ 7.00
7/24/00       Put Opt         5,600               $ 7.50*
7/24/00       Put Opt         3,400               $ 1.28*
7/24/00       Put Opt         2,200               $ 1.28*


         Elliott effected the above transactions on NASDAQ, except those marked with an asterisk, which were executed on the AMEX.

         The following transactions were effected by Westgate during the past sixty (60) days:

                                              Approx. Price per
                           Amount of Shs.     Share (excl. of
Date          Security     Bought (Sold)      commissions)
----          --------     -------------      ------------------
6/14/00        Call Opt       (12,500)            $ 1.56*
6/14/00        Put Opt        (12,500)            $ 1.31*
6/20/00        Call Opt        18,000             $  .38*
6/21/00        Common          (2,000)            $10.31
6/21/00        Common         (21,500)            $ 9.71
6/22/00        Common          (5,450)            $ 9.94
6/23/00        Common          (1,600)            $ 9.88
6/26/00        Common          (1,800)            $ 9.13
6/27/00        Common          (5,000)            $ 8.69
7/07/00        Common          (1,000)            $ 6.50
7/12/00        Common         (20,000)            $ 6.11
7/12/00        Common         (15,000)            $ 6.00
7/13/00        Common          (1,250)            $ 6.50
7/13/00        Common          (5,000)            $ 6.50
7/14/00        Common         (75,000)            $ 6.58
7/18/00        Common        (150,000)            $ 7.08
7/19/00        Common         (50,000)            $ 7.38
7/20/00        Common         (75,000)            $ 7.06
7/21/00        Common          (2,500)            $ 7.00
7/24/00        Put Opt         12,500             $ 7.50*
7/24/00        Put Opt          7,500             $ 1.28*
7/24/00        Put Opt          5,000             $ 1.28*


              Westgate effected the above transactions on NASDAQ, except those marked with an asterisk, which were executed on the AMEX.

         No other transactions that have not been previously reported were effected by either Elliott or Westgate during the past sixty (60) days.

         (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

         No person other than Westgate and International Advisors has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and International Advisors.

         (e) The Reporting Persons ceased to be the beneficial owners of an aggregate of 5% or more of the outstanding shares of Common Stock on July 14, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 31, 2000

                  ELLIOTT ASSOCIATES, L.P.
                       By: Elliott Capital Advisors, L.P.,
                               as General Partner

                                    By: Braxton Associates, Inc.,
                                            as General Partner


                                            By: /s/ Elliot Greenberg___
                                                     Elliot Greenberg
                                                     Vice President


                  WESTGATE INTERNATIONAL, L.P.
                        By: Elliott International Capital
                       Advisors, Inc., as attorney-in-fact


                                    By: s/s Elliot Greenberg___
                                            Elliot Greenberg
                                            Vice President


                  ELLIOTT INTERNATIONAL CAPITAL ADVISORS, INC.


                           By: s/s Elliot Greenberg___
                                Elliot Greenberg
                                 Vice President